EXHIBIT 99.4

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

1.	Registration Statement Form F-10 No. 333-261515 of Reunion Neuroscience Inc.
2.	Registration Statement Form S-8 No. 333-268481 of Reunion Neuroscience Inc.
3.	Registration Statement Form S-8 No. 333-260071 of Reunion Neuroscience Inc.

and to the use, of our report dated June 28, 2023, with respect to the consolidated financial statements of Reunion Neuroscience Inc. (formerly Field Trip Health Ltd.) included in this Annual Report on Form 40-F for the year ended March 31, 2023.

/s/ Ernst & Young LLP
Chartered Professional Accountants,
Licensed Public Accountants

Toronto, Canada
June 28, 2023